Exhibit 99.1

China Hydroelectric Corporation Issues A Third Letter to Its Shareholders Concerning Recent Actions by a Minority Shareholder Group

NEW YORK, September 13, 2012 /PRNewswire-Asia-FirstCall/ --The Board of Directors of China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it has issued the following letter to its shareholders in response to recent actions taken by a minority shareholder group:

September 13, 2012

Dear Shareholder of China Hydroelectric Corporation:

As you are aware, a group of minority shareholders (the “Insurgents”) of China Hydroelectric Corporation (the “Company”) has sought to unilaterally call an extraordinary general meeting of shareholders in an attempt to acquire control of your Company by seeking to replace the Company’s Board of Directors (the “Board”) with their own nominees.

The Board continues to strongly believe that these efforts being pressed by the Insurgents are not in the best interests of a majority of shareholders. In order to refute the unfounded criticisms lodged by the Insurgents and highlight the progress the Company has made to date, the Company made a presentation to Institutional Shareholder Services Inc. (the “ISS Presentation”), a copy of which is attached to this letter. The Board would like to direct your attention to the following key points addressed in the ISS Presentation:

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The Insurgents’ Criticisms of the Company, the Board and Management are Unfounded, Inaccurate and Simply UNTRUE. The Insurgents have criticized the Company and management by pointing to purported shortcomings of the Company which are simply not true. They argue that the Board and management have failed to turn around our stock price, have failed to address liquidity issues, spend too much on G&A expenses, suffer from conflicts of interest and have failed to engage with the Insurgents and ignored their concerns. These claims are categorically untrue.

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The Insurgents’ Claim that the Company’s Stock Price Remains Depressed is UNTRUE. In fact, the Company’s share price has INCREASED 95% over the last two months. The historical decrease in the Company’s share price was a result of a “perfect storm” of events continuing throughout 2011 that were beyond the Company’s and management’s control: market-wide reaction to Chinese stock frauds, drought, and restrictions on PRC bank lending. But in 2012, the storm has cleared, the drought is over, PRC bank lending is increasingly available and the Company is experiencing a RECORD YEAR to date in 2012. Don’t be misled by the Insurgents false claims.

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The Insurgents’ Claim that the Company Suffers from Conflicts of Interest is UNTRUE. Our Chief Executive Office founded the Company in 2006, has invested a significant amount of his own money, and devotes the SUBSTANTIAL MAJORITY of his time to the success of the Company. In fact, he has commuted to China on average for two weeks each month for last 6 years for the benefit of the Company and all of its shareholders. While he remains either a majority shareholder, a board member or an officer of other corporations, his involvement is minimal, and he has made a deliberate effort to focus his energies on ensuring the success of the Company. In addition, there is no mystery as to the relationship between the Company and Vicis. As our first and largest investor, Vicis has been a key supporter of the Company, providing funding to us during difficult periods. While they have one seat on our Board, they have never sought control or any special “Lead Investor” status from the Company.

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The Insurgents’ Claim that G&A Expenses are Wasteful is INACCURATE and the Company Takes Securities Law Requirements and Good Corporate Governance Practices SERIOUSLY. As a company trading in the U.S., the Company must comply with stringent securities laws and requirements, including Sarbanes-Oxley. We are committed to ensuring transparency and accuracy and maintaining adequate internal controls. In doing so, the Company incurs increased costs and G&A expenses, a fact the Insurgents fail to acknowledge. Nevertheless, the Company’s cash G&A expense has been stable to trending down over time, from $15.4 million and $16.1 million in 2010 and 2011, respectively, to a projected $13.8 million in 2012. But most importantly, the Company has more projects now than it did two years ago, and to that point, the Company’s cash G&A has DECLINED STEADILY on a per Megawatt basis. Also, on an absolute dollar basis, the Company has REDUCED cash G&A by approximately 15% between 2011 and 2012.

The Insurgents seem to assume the costs of operating an international, transparent public company are unnecessary, and propose unrealistic cost cuts that would gut internal controls, undercut shareholder accountability, and also jeopardize our key economic relationships with banks and grids.

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The Insurgents’ Claim that the Company Ignores them is UNTRUE. The Company spends a significant amount of time engaging with shareholders, and is always receptive to suggestions for improvement for the success of the Company. The Company maintains an active investor relations program, speaks at investor conferences monthly and visits investors directly. In fact, despite the Insurgents’ claim to the contrary, the Company regularly visits the Insurgents’ offices to provide status updates, and has done so as recently as the end of July of this year. Communication received from the Insurgents, however, has generally been to address their needs, and not the Company’s.

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The Insurgents’ Accusation that the Board and Management are Obstacles to Value Creation is UNTRUE. Our existing Board and management has built the Company up from scratch 5 years ago to becoming China’s largest small hydro company, receiving accolades for being the “Best Chinese Company in the renewable energy business”. As noted above, the Company prides itself on good corporate practice, and has been Sarbanes-Oxley compliant 2 years in advance. Furthermore, all compensation at the Company is approved by its Compensation Committee in consultation with an independent compensation consultant and in compliance with requirements for a U.S. listed company. So far in 2012, the Company has enjoyed RECORD electric production, revenues, EBITDA, cash flow and earnings. The Board believes the Company has yet to reach its full potential, is committed to realizing its full value and has a clear plan on how to achieve this goal. This is in sharp contrast to the

Insurgents who present NO plan and have NO experience operating any type of commercial business. Should they succeed in wresting control from our currently experienced Board and management team without paying a premium to shareholders, the Company would be left with NO continuing directors, NO senior management team, NO operating experience and NO plan going forward.

THE BOARD AND MANAGEMENT ARE DETERMINED TO INCREASE VALUE FOR ALL SHAREHOLDERS. WE URGE YOU TO VOTE “AGAINST” THE REMOVAL OF THE CURRENT DIRECTORS AND “AGAINST” THE INSURGENTS’ PROPOSED DIRECTORS ON THE INSURGENTS’ WHITE PROXY CARD.

If you have any questions, please do not hesitate to contact John Kuhns or Mary Fellows at either 646-467-9810 or 860-435-7000.

Best regards,

John Kuhns, Chairman

IMPORTANT INFORMATION

The Company has called an Annual General Meeting of shareholders for October 19, 2012. You will be receiving a BLUE proxy card from your Board to vote at the Company’s Annual General Meeting.

If you have received and voted a white proxy card sent to you from the Insurgents for their purported September 28th meeting, you have every right to revoke that vote. Your Board of Directors urges you to vote “AGAINST” the Insurgents’ agenda on their white proxy card.

If you need assistance or have any questions you may also call:

Morrow & Co., LLC Toll Free: 1-800-662-5200 Call Collect: (203) 658-9400

ISS Presentation September 2012

Background on China Hydroelectric Corporation; Board Background on Insurgents; Names Purported September 28 th EGM Fight for Control The Board and Management’s Plan The Insurgents Lack a Plan Insurgents’Criticisms Conclusion

Founders of the Company are John D. Kuhns, Chairman & Chief Executive Officer, Dr. You-Su Lin, head of its Beijing Management subsidiary and Director, and Mary E. Fellows, Executive Vice President and Secretary Founders include 1 st American to import Chinese hydroelectric equipment into the United States;1 st Americans to develop and own hydroelectric projects in China; and advisor to PRC government for Three Gorges, world’s largest hydro project Founders invested $1 million to start the company in 2006 Founders raised $350 million of private equity between 2007 and 2009 and IPO-ed the Company on the NYSE, raising $96 million in January 2010 Management reside in either Beijing or New York or both All Directors of China Hydro either are key investors, provide important industry knowledge, or both

Members of the Board, Committee Memberships Dr. Yong Cao -Senior fellow of Finance and Economics at Nanyang Technological University in Singapore; member of Audit Committee Anthony Dixon -Chief Executive Officer of ASB Biodiesel (Hong Kong) Ltd.; former Salomon Brothers Managing Director; Chairman of Audit Committee Richard Hochman –Chairman of RHH Capital Consulting, Inc., a private equity investor; Chairman of Compensation Committee John D. Kuhns –Chairman and CEO Dr. You-Su Lin -Chairman of Beijing A.B.C. Investment, a Company subsidiary Stephen Outerbridge -Director of Emerging Markets, Latin America and Asia, of Smith Bermuda, a world wide insurance company; member of Audit Committee Shadron Lee Stastney –Partner, Vicis Capital LLC, first and largest investor in the Company; member of Compensation Committee

Background on Insurgents

- Key Insurgent is NewQuest
  - As Merrill Lynch Private Equity, led CHC's second institutional round, the $150 million Series A Convertible Preferred offering, in January 2008
  - Became "Lead Investor," received governance and control features such as board seat, approval of all debt, acquisitions, and management, and right of first refusal to underwrite IPO
  - In beginning of 2010, Merrill Lynch dropped off board when their IPO for the Company failed
  - At the end of 2010, sold in an MBO to outside investors, became NewQuest
  - Per NewQuest, sale and related funding was based on strategy of western control of Chinese investments
  - In 2011, when Company needed money, NewQuest offered funding but asked for "private equity-like" control on highly dilutive terms—two board seats, approval of all borrowings, acquisitions, etc.; the Company declined
  - Later in 2011, asked for board seat back, but voted against board regarding proxy seeking approval to issue "blank check preferred;" board turned down their request
- Swiss Re
  - Cordial relationship, never any complaints
- CEF
  - Asked for board seat, was offered same, but turned it down when Company requested passport for filing purposes
- Four Winds

NewQuest Capital Management ◦ CPI Ballpark Investments Ltd China Environment Fund ◦ China Environment Fund III Management, L.P ◦ Donald C. Ye ◦ Shelby Chen ◦ Michael Li ◦ Larry Zhang Swiss Re ◦ Abrax Limited FourWinds Capital Management ◦ Ian Zhu ◦ Aqua Resources Asia Holdings Limited

EGM called invalidly by the Insurgents Record date and meeting date not properly set ◦Board did not approve either date ◦NYSE does not recognize the purported record date of August 29 Shareholders will have an opportunity to address their concerns at the October 19 AGM The Insurgents have the ability to introduce business at the October 19 AGM

Insurgents are seeking to replace a majority of the Board Insurgents are seeking control without offering a premium Once Insurgents win control, their plan is to cut back management and run the Company entirely from China with local board and management The insurgents are ignoring the Company’s most key, fragile relationships: banks and grid customers. We do not want to harm these criticalrelationships by unnecessarily creating the perception of instability

Created largest small hydro company in China Built transparent, international company for global investors ◦ Sarbanes Oxley compliant; 2 years in advance Defeated elements beyond management’s control in 2011: ◦ Market reaction to Chinese stock frauds ◦ Drought ◦ Lack of bank refinancing Achieved record results in 2012 ◦ By any measure: kilowatt hour sales, consolidated net revenue, gross profit, EBITDA and income after tax ◦ Reduced G&A by 15% ◦ Have refinanced $74 million of debt so far in 2012, more expected ◦ Share price has increased 95% from its bottom in July 2012 Retained Morgan Stanley as financial advisor ◦ Morgan Stanley is working with the board and management of the Company to evaluate financing and strategic business plans

The Insurgents, led by a Hong-Kong based fund management company, have no track record or management experience operating any type of commercial business ◦ Let alone any experience running a hydroelectric company, and ◦ Have no experience running any kind of company in the People’s Republic of China (Hong Kong is NOT Mainland China) As opposed to offering any operating plan, the Insurgents merely criticize--inaccurately--the Company’s board and management, accusing them of being “obstacles”

NewQuest’s new owners invested based on their management’s pledge to exert ‘Western’ control on their portfolio NewQuest’s managers want to return to their old “Lead Investor”role with the Company, even though it is now publicly-traded and listed on the New York Stock Exchange. On behalf of all shareholders, the Company is concerned about the potential for highly dilutive financing by the Insurgents

The Insurgents summarize their criticisms as follows: ◦Stock price remains depressed ◦Conflicts of Interest ◦Liquidity Crisis ◦Board and Management are Obstacles In addition, the Insurgents claim that: ◦G&A is “excessive” ◦Management compensation is “disproportionate” and management’s stock option grants were “unjustified” In addition, the Insurgents claim that management has failed to “engage”

In fact, as of September 12, 2012, the Company’s share price has INCREASED 95% over the last 2 months The key reasons for historical slide in the Company’s share price are none of the reasons cited by the Insurgents, but rather three well-known factors completely out of the control of the Company’s board and management, namely: ◦ Market-wide reaction to Chinese stock frauds ◦ Drought, and ◦ Restrictions by China’s Ministry of Finance on PRC bank lending But these factors are improving: ◦ While world equity investors are still wary of Chinese stock frauds, investors cannot avoid China, and the Company believes its recent share price increase may reflect this ◦ The drought is over, and ◦ While the Ministry of Finance remains cautious, its spigot is open again, and the Company has not only borrowed $74 million in refinancings during the first 6 months of 2012, but has extended much of its debt into long term borrowings

John Kuhns Spends the “Substantial Majority”of his time on working for the Company Founded the Company in 2006 with Lin and Fellows, investing personally approximately $800,000. Has commuted to China two weeks each month since then, for 6 years Remains majority shareholder of Kuhns Brothers, an investment firm, but is inactive: the firm has been effectively mothballed and Kuhns spends less than 5% of his time there The other corporations for which Kuhns is either a board member or officer are related to his investment role, not management There is no mystery to the relationship between Vicis and the Company Vicis is the first and the largest investor in the Company. Vicis has one seat on the board, no control, and has never askedfor any special “Lead Investor”status

Insurgents’G&A contention is a smoke screen, based on misassumptions: Assume costs of operating an international, transparent public company as unnecessary Propose unrealistic cost cuts that would undercut shareholder accountability, gut internal controls and place key economic relationships—with banks and grids—at risk And inaccuracies: The Company’s cashG&A expense has been stable to trending down over time, from $15.4 million in 2010 to $16.1 in 2011 to a projected $13.8 million in 2012 But the Company has more projects now than it did 2 years ago. So most importantly, on a weighted average per MW basis, the Company’s cash G&A has declined steadily, from $36k/MW in 2010 to $33k/MW in 2011 to $31k/MW in the first 6 months of 2012. On an absolute dollar basis, the Company has reduced cash G&A by15% between 2011-12, or approximately $3 million, and in spite of these costs, The Company is projected to be highly profitable, and its share price is increasing

All Compensation at the Company is decided by its Compensation Committee in consultation with the Company’s third party compensation consultant The Management Stock Option plan of 2011 was designed to ◦reduce the Company’s non-cash charges ◦reduce management’s reliance on cash compensation ◦align management’s incentives ◦exercise price is out of the money

From NewQuest approximately 1 month ago…. *From:* Amit Gupta [ *Sent:* Sunday, July 29, 2012 11:59 PM *To:* John Kuhns; Mary Fellows *Cc:* Darren Massara; Lung-Chi Lee; Min Lin *Subject:* Views on Reverse Merger Situation John, Mary, Thanks once again for coming by our offices in mid-July and giving us a status update…. Please do keep us updated. Best regards, Amit Communication fromNewQuest has generally been to address their needs, not the Company’s The Company maintains an active investor relations program, including employing a vice president of investor relations and an IR consulting firm, and both visits investors directly and speaks at investor conferences monthly; nonetheless, communication from other Insurgents has either been cordial or non-existent

The existing board and management built China’s largest small hydro company—whether Chinese or foreign-owned— from scratch in 5 years Winner of Global Finance Magazine’s “Stars of China”award as the Best Chinese Company in the renewable energy business Sarbanes Oxley-compliant 2 years in advance In 2012 enjoying record: ◦ electric production ◦ revenues ◦ EBITDA and cash flow ◦ earnings The board and management believe the Company is worth a multiple of its current share price

The Insurgents are seeking control without paying a premium If successful in taking control from the current experienced Board and management team: ◦The Company’s board would have no continuing directors; ◦No senior management team; ◦No operating experience or expertise; or ◦No plan going forward We ask that you vote Against on the Insurgent’s white proxy card

Cautionary Note Regarding Forward-looking Statementsand Weather Data Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward -looking statements.
The forward-looking statements include, among other things, statements relat ing to the Company’s business strategies and plan of operations, the Company ’s ability to acquire hydroelectric assets, the Company ’s capital expenditure and funding plans, the Company ’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward -looking statements are based on the Company ’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company ’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company ’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company ’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on
April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810 Email: john.donahue@chinahydroelectric.com	Scott Powell, Senior Vice President MZ Group Phone: +1-212-301-7130 Email: scott.powell@mzgroup.us